Exhibit 99.2

SOL-GEL TECHNOLOGIES LTD.
Proxy for Special General Meeting of Shareholders on March 22, 2018
Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Alon Seri-Levy and Gilad Mamlok, and each of them, with full power of substitution and power to act alone, as proxies to vote all the ordinary shares which the undersigned would be entitled to vote if  personally present and acting at  the Special General Meeting of Shareholders of Sol-Gel Technologies Ltd., to be held March 22, 2018 at 7 Golda Meir St., Weizmann Science Park, Ness Ziona, 7403650, Israel, and at any adjournments or postponements thereof, as follows:

(Continued and to be signed on the reverse side.)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

SOL-GEL TECHNOLOGIES LTD.

March 22, 2018

GO GREEN

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Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF ELECTION OF DIRECTORS AND "FOR" PROPOSAL 2.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. Ratification of Election of Directors:								YES	NO
		NOMINEES:					Are you a controlling shareholder in the Company (as defined in the Israeli Companies Law) or do you have a personal interest in the approval of proposal 1 (MUST BE COMPLETED FOR VOTE TO BE COUNTED)?	☐	☐
☐	FOR ALL NOMINEES	O	Mr. Ran Gottfried	External Director
		O	Mr. Jerrold S. Gattegno	External Director
☐	WITHHOLD AUTHORITY FOR ALL NOMINEES							FOR	AGAINST	ABSTAIN
☐	FOR ALL EXCEPT (See instructions below)					2.	Approval of the compensation of each of our external directors and other independent directors as described in the proxy statement.	☐	☐	☐
								YES	NO
							Are you a controlling shareholder in the Company (as defined in the Israeli Companies Law) or do you have a personal interest in the approval of proposal 2 (MUST BE COMPLETED FOR VOTE TO BE COUNTED)?	☐	☐

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: ●
In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting. This proxy when properly executed will be voted as directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR ALL NOMINEES in Proposal 1 and FOR Proposal 2.

							MARK “X” HERE IF YOU PLAN TO ATTEND THE MEETING.	☐
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.